PROSPECTUS SUPPLEMENT (To prospectus dated January 18, 2007)	Filed Pursuant to Rule 424(b)(7) Registration Statement No. 333-140073

Lexington Realty Trust

39,014,267 Common Shares of Beneficial Interest

    This prospectus supplements and amends the prospectus dated January 18, 2007 relating to our common shares issuable in exchange for units of limited partnership interest in one of our operating partnerships, The Lexington Master Limited Partnership.  We refer to these units of limited partnership interest as MLP Units.

    This prospectus supplement should be read in conjunction with, is qualified by reference to, and must be accompanied by, the prospectus dated January 18, 2007, as supplemented or amended to date, except to the extent that the information in this prospectus supplement or in the documents incorporated by reference into the prospectus supersedes any information contained in those documents.

    Our common shares are listed on the New York Stock Exchange under the symbol “LXP”.  On April 8, 2008, the last reported sale price of our common shares on the New York Stock Exchange was $14.70 per share.

Investing in our common shares involves risks. See “Risk Factors” referred to on page 7 of the prospectus dated January 18, 2007, as well as in the documents incorporated by reference into the prospectus, before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 9, 2008.

SELLING SHAREHOLDERS

The information appearing in the table below supplements and supersedes the information with respect to such selling shareholders in the table appearing under the heading “Selling Shareholders” in the prospectus dated January 18, 2007.

Selling shareholders are those persons who may receive (or may be deemed to beneficially own) our common shares registered pursuant to this registration statement upon the redemption and exchange of MLP Units and may be deemed affiliates of ours.  The number of shares on the following table represents the number of common shares held by the selling shareholders as of April 9, 2008, the number of common shares that may be obtained by the selling shareholders upon the redemption and exchange of all of their respective MLP Units or units in our three other operating partnerships for our common shares, the maximum number of common shares that the selling shareholders may offer pursuant to the prospectus dated January 18, 2007, as supplemented by this prospectus supplement, and the aggregate number of our common shares and the percentage of our outstanding common shares that each of the selling shareholders would hold following the completion of this offering.

The selling shareholders named below may from time to time offer the common shares offered by the prospectus dated January 18, 2007, as supplemented by this prospectus supplement:

Selling Stockholder	Total Shares Held Prior to Redemption and Exchange of Units and Offering(1)	Shares Issuable Upon Redemption and Exchange of MLP Units or Units in our other Operating Partnerships(2)	Maximum Shares Offered Pursuant to this Prospectus(2)	Aggregate Shares Owned Following Exchange and Completion of Offering(2)(3)	Percentage of Outstanding Common Shares(2)(3)
Vornado Realty Trust (4)	0	8,149,593 (5)	8,149,593 (5)	0	*
AP LXP Holdings LLC (6)	0	18,687,241	18,687,241	0	*
The LCP Group L.P. (7)	33,620	746,804	9,000	771,424 (8)	*
Michael L. Ashner (9)	341,070	787,540	787,540	341,070	*

*	Less than one percent.

(1)	Based on information available to us as of April 9, 2008.
(2)
Assumes the selling shareholders that currently own MLP Units or units in our three other operating partnerships tender all of their MLP Units and other units for exchange and we elect to satisfy our exchange obligation by issuing common shares in exchange for MLP Units and other units.

(3)
Assumes that all common shares received upon the redemption of MLP Units are sold in this offering pursuant to this prospectus and that no other transactions with respect to our common shares or MLP Units occur.  Percentages in the last column are based upon 60,236,849 common shares outstanding as of April 9, 2008.

(4)	The address of Vornado Realty Trust is 888 Seventh Avenue, New York, New York 10019.
(5)	Comprised of shares underlying MLP Units that are held by VNK Corp, Vornado Newkirk L.L.C. and Vornado Realty L.P., each of which is controlled by Vornado Realty Trust.
(6)	The address for this entity is 2 Manhattanville Road, Suite 203, Purchase, New York 10577.
(7)	The address of The LCP Group L.P. is 711 Westchester Avenue, White Plains, New York 10604. E. Robert Roskind, our Chairman, is Chairman of The LCP Group, L.P.
(8)
Consists of 24,620 common shares, 310,580 units of limited partnership in Lepercq Corporate Income Fund L.P., 391,366 units of limited partnership in Lepercq Corporate Income Fund L.P. II and 44,858 units of limited partnership in Net 3 Acquisition L.P.

(9)
The address of Michael L. Ashner is 7 Bulfinch Place, Suite 500, Boston, Massachusetts 02114-9507.  Michael L. Ashner is our former Executive Chairman and Director of Strategic Acquisitions, who resigned as of March 20, 2008.